Corrections Corporation of America
10 Burton Hills Blvd.
Nashville, TN 37215
July 26, 2006
VIA EDGAR
Mr. Nili Shah
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-7010
Dear Mr. Shah:
This letter is in response to your comment letter dated July 18, 2006, with respect to the following document filed by Corrections Corporation of America (the “Company”):

Re:	Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 7, 2006
File No. 001-16109
Given the Staff’s comments and the Company’s proposed responses, we would respectfully request that the Company be permitted to make any necessary changes in future filings beginning with the Company’s 2006 second quarter 10-Q, as appropriate. In any event, we would appreciate the opportunity to discuss our proposed responses with you to determine if they appropriately address the Staff’s concerns. We have prepared these responses with the assistance of our counsel and the proposed responses have been read by our independent registered public accounting firm.
In accordance with your letter dated July 18, 2006, the Company acknowledges that the accuracy of the disclosure in any Company filing is the responsibility of the Company and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
1.    15. Stockholders’ Equity, page F-36
We note your obligation to issue warrants for the purchase of approximately 75,000 shares of your common stock, at an exercise price of $33.30 per share and an expiration date of December 31, 2008. Please tell us how you account for these warrants. As part of your response, please provide us, in detail, your analysis as to whether the warrants represent derivatives, including your consideration of paragraphs 6-9 and 11(a) of SFAS 133 and paragraphs 12-32 of EITF 00-19. Please also provide us with a copy of the warrants agreement or refer us to a copy of the agreement on EDGAR.
Response to Question 1:
In connection with the merger acquisition of Correctional Management Services Corporation completed on October 1, 2000, the Company undertook the obligation to issue new warrants of the Company in exchange for the original warrants of Correctional Management Services Corporation, under the same terms and conditions as were applicable to the original warrants to which they relate, i.e., the same number of shares as the holder of such warrant would have been entitled to receive had such holder exercised such warrants in full immediately prior to the effective time of the merger, at a fixed price per share determined pursuant to the terms of the original warrants. The warrants did not have a price guarantee nor were they indexed to, or otherwise based on, the price of the Company’s common stock issued in connection with a business combination. The obligation assumed by the Company was partial consideration to acquire the outstanding equity of the acquired entity and was therefore a component of the purchase price, and was not in any way contingent consideration.
Warrant No. W-3 was issued to CFE, Inc., on December 28, 2000, providing the holder to purchase 500,463 shares of common stock of the Company at a fixed price of $3.33 per share (now, 50,046 shares at $33.30 per share). Warrant No. W-4 was issued to Bank of America, N.A. on December 28, 2000, providing the holder to purchase 250,232 shares of common stock of the Company at a fixed price of $3.33 per share (now, 25,023 shares at $33.30 per share). Collectively, Warrant No. W-3 and Warrant No. W-4 are referred to herein as the “Warrant Agreements”. The Company accounts for these warrants as permanent equity. The Warrant Agreements are attached hereto as Exhibits for your information, as requested. The shares and price were automatically adjusted pursuant to the terms of the Warrant Agreements as a result of a one-for-ten reverse stock split of the Company’s common stock completed May 18, 2001, resulting in no accounting consequence.
We have reviewed paragraphs 6-9 and 11(a) of SFAS 133, and paragraphs 12-32 of EITF 00-19, and continue to believe that the Warrant Agreements do not qualify as derivative instruments. The warrants do not represent derivatives, as the number of shares to be issued in exchange for the fixed purchase price are not indexed to, nor fluctuate as a result of, changes in the price of the Company’s common stock, nor do the warrants provide the Company or the counter-party with a choice of net-cash settlement. The purchase price by the holder must be settled in exchange for the precise number of shares of the Company’s common stock as stipulated in the Warrant Agreements.
2.    17. Commitments and Contingencies, page F-42
We note that you maintain insurance to cover many of the claims alleging that you are liable for damages arising from the conduct of your employees, inmates or others. Please be advised that loss contingencies should be evaluated independently from any potential claim for recovery for accounting and disclosure purposes. Refer to FIN 39. Accordingly:
•	We assume that your accrual of $13,186 as of December 31, 2005 for accrued litigation is net of amounts that will be recovered from insurance. Accordingly, tell us the effect on your December 31, 2005 balance sheet of accruing for those loss contingencies that meet the conditions of paragraph 8 of SFAS 5, independent of your insurance recoveries. In other words, please tell us the effect of presenting the gross liability associated with your loss contingencies separately from the related insurance claim for recovery.
•	In future filings, please disclose the nature of the liabilities you have recognized related to certain legal proceedings. Refer to paragraph 9 of SFAS 5. As stated above, please be advised that these amounts should be discussed independently from any potential insurance claim for recovery. In your response, please show us what your future disclosure revisions will look like.

•	We note your disclosure that in your opinion “there are no pending legal proceedings that would have a material effect on [your] consolidated financial position, results of operations, or cash flows.” Please be aware that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5. Please note that any conclusion as to materiality should take into account the impact that any change in the accrual could have on quarterly or segment earnings. In addition, your estimated additional loss or range of loss should be evaluated and disclosed separately from any potential insurance claim for recovery, as discussed above. In your response, please show us what any future disclosure revisions will look like.
Response to Question 2:
You are correct in your assumption that the Company’s litigation accrual of $13,186,000 as of December 31, 2005 is net of amounts that may be recovered from insurance should an individual loss exceed the Company’s self-insurance retention and deductible amounts. Management reviewed its potential claims and outstanding litigation and concluded that the independent insurance receivable would be approximately $750,000 as of December 31, 2005. Therefore, the effect of presenting the gross liability independent from the related insurance claim was a difference of $750,000. Management concluded that the amount of this additional gross liability and insurance receivable was immaterial to the balance sheet as total assets at December 31, 2005 were $2.1 billion and total liabilities were $1.2 billion.
In future filings, we will include additional disclosure surrounding the nature of the liabilities we incur in the course of doing business. We have historically included similar such language in our risk factors to the 2005 Form 10-K and prior years. (We refer you to page 25 of the 2005 Form 10-K.) This additional disclosure will be added to the financial statements in future filings. Further, in reviewing the potential claims and litigation known as of December 31, 2005, the Company had concluded that there were no contingencies that, individually, would have been material in an amount to warrant individual disclosure of the nature of the accrual and in some circumstances the amount to keep the financial statements from being misleading in accordance with the requirements of paragraph 9 of SFAS 5. We acknowledge the requirements of paragraph 9 of SFAS 5 and will continue to analyze our contingencies to identify those that are individually material and warrant separate disclosure in future filings. Should an individual contingency warrant separate disclosure we will evaluate such a claim independently from any potential insurance claim for recovery.
The Company has recorded its best estimate of the probable loss for all contingencies as of December 31, 2005 in accordance with SFAS 5 and FIN 14. Based upon management’s review of the potential claims and outstanding litigation and based upon management’s experience and history of estimating losses, management believes a loss in excess of amounts already recognized would not be material to a decision to buy or sell our securities. As a result, the statement in the Form 10-K, “there are no pending legal proceedings that would have a material effect on the Company’s consolidated financial position, results of operations, or cash flows” was intended to disclose that the Company has recorded the probable loss contingencies in the financial statements and that based on information known by management at that time there are no additional losses of a material amount that are reasonably possible of exceeding the amounts already recognized.
As requested, we have provided a revision to the disclosures related to legal proceedings and insurance contingencies that were previously included in footnote 17 to our Form 10-K as of December 31, 2005. The disclosures provided below are examples of new language that the Company expects to add in future filings to address the issues described above and improve the Company’s disclosures. The Company is aware that in addition to the disclosures included below, if a determination is made that an individual contingency is material then separate disclosure shall be made of the nature of the accrual and in some cases the amount to keep the financial statements from being misleading in accordance with the requirements of paragraph 9 of SFAS 5. Further, if the Company determines that there is a reasonable possibility that there is a loss contingency that exceeds the probable loss recognized then the amount of the additional loss, or range of loss, shall be disclosed, or a statement made that such an estimate cannot be made.
Beginning of revised disclosure:
COMMITMENTS AND CONTINGENCIES
Legal Proceedings
General. The nature of the Company’s business results in claims and litigation alleging that it is liable for damages arising from the conduct of its employees, inmates or others. The nature of such claims include, but is not limited to, claims arising from employee or inmate misconduct, medical malpractice, employment matters, property loss, contractual claims, and personal injury or other damages resulting from contact with the Company’s facilities, personnel or prisoners, including damages arising from a prisoner’s escape or from a disturbance or riot at a facility. The Company maintains insurance to cover many of these claims which may mitigate the risk that any single claim would have a material effect on the Company’s consolidated financial position, results of operations, or cash flows, provided the claim is one for which coverage is available. The combination of self-insured retentions and deductible amounts means that, in the aggregate, the Company is subject to substantial self-insurance risk.
The Company records litigation reserves related to certain matters for which it is probable that a loss has been incurred and the range of such loss can be estimated. Based upon management’s review of the potential claims and outstanding litigation and based upon management’s experience and history of estimating losses, management believes a loss in excess of amounts already recognized would not be material to the Company’s financial statements. In the opinion of management, there are no pending legal proceedings that would have a material effect on the Company’s consolidated financial position, results of operations, or cash flows. Any receivable for insurance recoveries is recorded separately from the corresponding litigation reserve, and only if recovery is determined to be probable. Adversarial proceedings and litigation are, however, subject to inherent uncertainties, and unfavorable decisions and rulings could occur which could have a material adverse impact on the Company’s consolidated financial position, results of operations or cash flows for a period in which such decisions or rulings occur, or future periods. Expenses associated with legal proceedings may also fluctuate from quarter to quarter based on changes in the Company’s assumptions, new developments, or by the effectiveness of the Company’s litigation and settlement strategies.
Insurance Contingencies
Each of the Company’s management contracts and the statutes of certain states require the maintenance of insurance. The Company maintains various insurance policies including employee health, workers’ compensation, automobile liability, and general liability insurance. These policies are fixed premium policies with various deductible amounts that are self-funded by the Company. Reserves are provided for estimated incurred claims for which it is probable that a loss has been incurred and the range of such loss can be estimated.
End of revised disclosure:
If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact me at (615) 263-3131, or by facsimile at (615) 263-3010 or our outside counsel, F. Mitchell Walker, Jr. at (615) 742-6275 or by facsimile at (615) 742-2775.
Sincerely,
/s/ Irving E. Lingo, Jr.
Irving E. Lingo, Jr.
Executive Vice President and
Chief Financial Officer

THIS WARRANT AND THE SHARES OF COMMON STOCK
ISSUABLE UPON EXERCISE HEREOF HAVE NOT
BEEN REGISTERED UNDER THE SECURITIES
ACT OF 1933, AS AMENDED, OR UNDER
ANY STATE SECURITIES LAWS AND MAY
NOT BE SOLD EXCEPT PURSUANT
TO AN EFFECTIVE REGISTRATION
STATEMENT, OR AN EXEMPTION
FROM REGISTRATION, UNDER
SAID ACT AND LAWS.
WARRANT TO PURCHASE
SHARES OF COMMON STOCK
OF
CORRECTIONS CORPORATION OF AMERICA
Expires December 31, 2008

No. W-3	New York, New York December 28, 2000
FOR VALUE RECEIVED, subject to the provisions hereinafter set forth, the undersigned, CORRECTIONS CORPORATION OF AMERICA, a Maryland corporation (together with its successors and assigns, the “Issuer”), hereby certifies that
CFE, INC.
or its registered assigns is entitled to subscribe for and purchase from the Issuer, during the period specified in this Warrant, 500,463 shares of the duly authorized, validly issued, fully paid and non-assessable Common Stock of the Issuer, at an initial exercise price of $3.33 per share, as the case may be, subject, however, to the provisions and upon the terms and conditions hereinafter set forth. Capitalized terms used in this Warrant and not otherwise defined herein shall have the respective meanings specified in Section 7 hereof.
1. Term. The right to subscribe for and purchase shares of Warrant Stock represented hereby shall commence on the date of issuance of this Warrant and shall expire at 5:00P.M., Eastern Time, on December 31, 2008 (such period being the “Term”).

2. Method of Exercise; Payment: Issuance of New Warrant, Transfer and Exchange.
     (a) Time of Exercise. The purchase rights represented by this Warrant may be exercised in whole or in part at any time and from time to time during the Term.
     (b) Method of Exercise. The Holder hereof may exercise this Warrant, in whole or in part, by the surrender of this Warrant (with the exercise form attached hereto duly executed) at the principal office of the Issuer, and by the payment to the Issuer of an amount of consideration therefor equal to the Warrant Price in effect on the date of such exercise multiplied by the number of shares of Warrant Stock with respect to which this Warrant is then being exercised, payable at such Holder’s election (i) by certified or official bank check, or (ii) by surrender to the Issuer for cancellation of a portion of this Warrant representing that number of unissued shares of Warrant Stock which is equal to the quotient obtained by dividing (A) the product obtained by multiplying the Warrant Price by the number of shares of Warrant Stock being purchased upon such exercise by, (B) the difference obtained by subtracting the Warrant Price from the Current Market Price per share of Warrant Stock as of the date of such exercise, or (iii) by a combination of the foregoing methods of payment selected by the Holder of this Warrant. In any case where the consideration payable upon such exercise is being paid in whole or in part pursuant to the provisions of clause (ii) of this Section 2(b), such exercise shall be accompanied by written notice from the Holder of this Warrant specifying the manner of payment thereof and containing a calculation showing the number of shares of Warrant Stock with respect to which rights are being surrendered thereunder and the net number of shares to be issued after giving effect to such surrender.
     (c) Issuance of Stock Certificates. In the event of any exercise of the rights represented by this Warrant in accordance with and subject to the terms and conditions hereof, (i) certificates for the shares of Warrant Stock so purchased shall be dated the date of such exercise and delivered to the Holder hereof within a reasonable time, not exceeding three Business Days after such exercise, and the Holder hereof shall be deemed for all purposes to be the Holder of the shares of Warrant Stock so purchased as of the date of such exercise, and (h) unless this Warrant has expired, a new Warrant representing the number of shares of Warrant Stock, if any, with respect to which this Warrant shall not then have been exercised (less any amount thereof which shall have been canceled in payment or partial payment of the Warrant Price as hereinabove provided) shall also be issued to the Holder hereof within such time.
     (d) Transferability of Warrant. Subject to the provisions of Section 2(e) hereof, this Warrant may be transferred in whole or in part on the books of the Issuer by the Holder hereof in person or by duly authorized attorney, upon surrender of this Warrant at the principal office of the Issuer, properly endorsed (by the Holder executing an assignment in the form attached hereto) and upon payment of any necessary transfer tax or other governmental charge imposed upon such transfer. This Warrant is exchangeable at the principal office of the Issuer for Warrants for the purchase of the same aggregate number of shares of Warrant Stock, each new Warrant to represent the right to purchase such number of shares of Warrant Stock as the Holder hereof shall designate at the time of such exchange. All Warrants issued on transfers or exchanges shall be dated the Agreement Date and shall be identical with this Warrant except as to the number of shares of Warrant Stock issuable pursuant hereto.

     (e) Compliance with Securities Laws.
          (i) The Holder of this Warrant, by acceptance hereof, acknowledges that this Warrant and the shares of Warrant Stock to be issued upon exercise hereof are being acquired solely for the Holder’s own account and not as a nominee for any other party, and for investment, and that the Holder will not offer, sell or otherwise dispose of this Warrant or any shares of Warrant Stock to be issued upon exercise hereof except pursuant to an effective registration statement, or an exemption from registration, under the Securities Act and any applicable state securities laws.
          (ii) Except as provided in paragraph (iii) below, all certificates representing shares of Warrant Stock issued upon exercise hereof shall be stamped or imprinted with a legend in substantially the following form:
“THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION FROM REGISTRATION UNDER SAID ACT AND LAWS.”
          (iii) The restrictions imposed by this Section 2(e) upon the transfer of this Warrant and the shares of Warrant Stock to be purchased upon exercise hereof shall terminate (A) when such securities shall have been effectively registered under the Securities Act, or (B) upon the Issuer’s receipt of an opinion of counsel, in form and substance reasonably satisfactory to the Issuer (it being understood that in-house counsel to the Holder shall be deemed to be acceptable counsel), addressed to the Issuer to the effect that such restrictions are no longer required to ensure compliance with the Securities Act and state securities laws. Whenever such restrictions shall cease and terminate as to any such securities, the Holder thereof shall be entitled to receive from the Issuer (or its transfer agent and registrar), without expense (other than applicable transfer taxes, if any), new Warrants (or, in the case of shares of Warrant Stock, new stock certificates) of like tenor not bearing the applicable legends required by paragraph (ii) above relating to the Securities Act and state securities laws.
     (f) Continuing Rights of Holder. The Issuer will, at the time of or at any time after each exercise of this Warrant, upon the request of the Holder hereof or of any shares of Warrant Stock issued upon such exercise, acknowledge in writing the extent, if any, of its continuing obligation to afford to such Holder all rights to which such Holder shall continue to be entitled after such exercise in accordance with the terms of this Warrant, provided that if any such Holder shall fail to make any such request, the failure shall not affect the continuing obligation of the Issuer to afford such rights to such Holder.
3. Stock Fully Paid; Reservation and Listing of Shares; Covenants.
     (a) The Issuer represents, warrants, covenants and agrees that all shares of Warrant Stock which may be issued upon the exercise of this Warrant or otherwise hereunder will, upon issuance, be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to issuance. The Issuer further covenants and agrees that during the period within which this Warrant may be exercised, the Issuer will at all times have authorized and reserved for the purpose of the issue upon exercise of this Warrant a sufficient number of shares of Common Stock to provide for the exercise of this Warrant.
     (b) If any shares of the Common Stock required to be reserved for issuance upon exercise of this Warrant or as otherwise provided hereunder require registration or qualification with any governmental authority under any federal or state law before such shares may be so issued, the Issuer will in good faith use its best efforts as expeditiously as possible at its expense to cause such shares to be duly registered or qualified. If the Issuer shall list any shares of Common Stock on any securities exchange it will, at its expense, list thereon, maintain and increase when necessary such listing of, all shares of Warrant Stock from time to time issued upon exercise of this Warrant or as otherwise provided hereunder, and, to the extent permissible under the applicable securities exchange rules, all unissued shares of Warrant Stock which are at any time issuable hereunder, so long as any shares of Common Stock shall be so listed. The Issuer will also so list on each securities exchange, and will maintain such listing of, any other securities which the Holder of this Warrant shall be entitled to receive upon the exercise of this Warrant if at the time any securities of the same class shall be listed on such securities exchange by the Issuer.
     (c) The Issuer shall not by any action including, without limitation, amending the Charter or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Holder hereof against impairment. Without limiting the generality of the foregoing, the Issuer will (i) not permit the par value, if any, of its Common Stock to exceed the then effective Warrant Price, (ii) not amend or modify any provision of the Charter or by-laws of the Issuer in any manner that would adversely affect in any way the powers, preferences or relative participating, optional or other special rights of the Common Stock or which would adversely affect the rights of the Holders of the Warrants, (iii) take all such action as may be~ reasonably necessary in order that the Issuer may validly and legally issue fully paid and nonassessable shares of Common Stock, free and clear of any liens, claims, encumbrances and restrictions (other than as provided herein) upon the exercise of this Warrant, and (iv) use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be reasonably necessary to enable the Issuer to perform its obligations under this Warrant.
4. Regulatory Requirements and Restrictions. In the event of any reasonable determination by the Holder hereof that, by reason of any existing or future federal or state law, statute, rule, regulation, guideline, order, court or administrative ruling, request or directive (whether or not having the force of law and whether or not failure to comply therewith would be unlawful) (collectively, a “Regulatory Requirement”), such Holder is effectively restricted or prohibited from holding this Warrant or the shares of Warrant Stock (including any shares of Capital Stock or other securities distributable to such Holder in any merger, reorganization, readjustment or other reclassification), or otherwise realize upon or receive the benefits intended under this Warrant, the Issuer shall, and shall use its reasonable best efforts to have its shareholders, take such action as such

Holder and the Issuer shall jointly agree in good faith to be reasonably necessary to permit such Holder to comply with such Regulatory Requirement. The reasonable costs of taking such action, whether by the Issuer, the Holder hereof or otherwise, shall be borne by the Issuer.
5. Adjustment of Warrant Price and Warrant Share Number. The number and kind of securities purchasable upon the exercise of this Warrant and the Warrant Price shall be subject to adjustment from time to time upon the happening of certain events as follows:
(a) Recapitalization, Reorganization, Reclassification, Consolidation, Merger or Sale.
          (i) In case the Issuer after the Agreement Date shall do any of the following (each a “Triggering Event”) (a) consolidate with or merge into any other Person and the Issuer shall not be the continuing or surviving corporation of such consolidation or merger, or (b) permit any other Person to consolidate with or merge into the Issuer and the Issuer shall be the continuing or surviving Person but, in connection with such consolidation or merger, any Capital Stock of the Issuer shall be changed into or exchanged for securities of any other Person or cash or any other property, or (c) transfer all or substantially all of its properties or assets to any other Person, or (d) effect a capital reorganization or reclassification of its Capital Stock, then, and in the case of each such Triggering Event, proper provision shall be made so that, upon the basis and the terms and in the manner provided in this Warrant, the Holder of this Warrant shall be entitled (x) upon the exercise hereof at any time after the consummation of such Triggering Event, to the extent this Warrant is not exercised prior to such Triggering Event, or is redeemed in connection with such Triggering Event, to receive at the Warrant Price in effect at the time immediately prior to the consummation of such Triggering Event in lieu of the Common Stock issuable upon such exercise of this Warrant prior to such Triggering Event, the securities, cash and property to which such Holder would have been entitled upon the consummation of such Triggering Event if such Holder had exercised the rights represented by this Warrant immediately prior thereto, subject to adjustments and increases (subsequent to such corporate action) as nearly equivalent as possible to the adjustments and increases provided for in Section 5 hereof or (y) to sell this Warrant (or, at such Holder’s election, a portion hereof) to the Person continuing after or surviving such Triggering Event, or to the Issuer (if Issuer is the continuing or surviving Person) at a sales price equal to the amount, if any, of cash, property and/or securities to which a holder of the number of shares of Common Stock which would otherwise have been delivered upon the exercise of this Warrant would have been entitled upon the effective date or closing of any such Triggering Event (the “Event Consideration”), less the amount or portion of such Event Consideration having a fair value equal to the aggregate Warrant Price applicable to this Warrant or the portion hereof so sold.
          (ii) Notwithstanding anything contained in this Warrant to the contrary, the Issuer will not effect any Triggering Event unless, prior to the consummation thereof, each Person (other than the Issuer) which may be required to deliver any securities, cash or property upon the exercise of this Warrant as provided herein shall assume, by written instrument delivered to, and reasonably satisfactory to, the Holder of this Warrant, (a) the obligations of the Issuer under this Warrant (and if the Issuer shall survive the consummation of such Triggering Event, such assumption shall be in addition to, and shall not release the Issuer from, any continuing obligations of the Issuer under this Warrant) and (b) the obligation to deliver to such Holder such shares of securities, cash or property as, in accordance with the foregoing provisions of this paragraph (a), such Holder shall be entitled to receive. In addition, such Person shall have similarly delivered to such Holder an opinion of counsel for such Person (which may be in-house counsel), which counsel shall be reasonably satisfactory to such Holder, stating that this Warrant shall thereafter continue in full force and effect and the terms hereof (including, without limitation, all of the provisions of this paragraph (a)) shall be applicable to the securities, cash or property which such Person may be required to deliver upon any exercise of this Warrant or the exercise of any rights pursuant hereto.
          (iii) In case any Triggering Event shall be proposed to be effected, the Holder of this Warrant may, and the Issuer agrees that as a condition to the consummation of any such Triggering Event the Issuer shall secure the right of such Holder to, sell this Warrant (or, at such Holder’s election, a portion thereof) to the Person continuing after or surviving such Triggering Event, or the Issuer (if the Issuer is the continuing or surviving Person), simultaneously with the effective date or closing of such Triggering Event, as provided in clause (y) of subparagraph (i) of this Section 5(a). The obligation of the Issuer to secure such right of the Holder to sell this Warrant shall be subject to such Holder’s cooperation with the Issuer, including, without limitation, the giving of customary representations and warranties to the purchaser in connection with any such sale. In the event that the Holder of this Warrant exercises its rights under clause (y) of subparagraph (i) of this Section 5(a) to sell this Warrant (or a portion thereof) simultaneously with the effective date or closing of any such Triggering Event, the Issuer shall not effect any such Triggering Event unless upon or prior to the consummation thereof such amounts of cash, property and/or securities are delivered to the Holder of this Warrant. Prior notice of any Triggering Event shall be given to the Holder of this Warrant in accordance with Section 12 hereof Such notice shall be given at least thirty (30) days prior to the record date for determining holders of the Common Stock for purposes of such Triggering Event.
     (b) Subdivision or Combination of Shares. If the Issuer, at any time while this Warrant is outstanding, shall subdivide or combine any shares of Common Stock, (i) in case of subdivision of shares, the Warrant Price shall be proportionately reduced (as at the effective date of such subdivision or, if the Issuer shall take a record of Holders of its Common Stock for the purpose of so subdividing, as at the applicable record date, whichever is earlier) to reflect the increase in the total number of shares of Common Stock outstanding as a result of such subdivision, or (ii) in the case of a combination of shares, the Warrant Price shall be proportionately increased (as at the effective date of such combination or, if the Issuer shall take a record of Holders of its Common Stock for the purpose of so combining, as at the applicable record date, whichever is earlier) to reflect the reduction in the total number of shares of Common Stock outstanding as a result of such combination.
     (c) Common Dividends and Distributions. If the Issuer, at any time while this Warrant is outstanding, shall:
          (i) Stock Dividends. Pay a dividend in, or make any other distribution to its stockholders (without consideration therefor) of, shares of Common Stock, the Warrant Price shall be adjusted, as at the date the Issuer shall take a record of the Holders of the Issuer’s Capital Stock for the purpose of receiving such dividend or other distribution (or if no such record is taken, as at the date of such payment or other distribution), to that price determined by multiplying the Warrant Price in effect immediately prior to such record date (or if no such record is taken, then immediately prior to such payment or other distribution), by a fraction (1) the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to such dividend or distribution, and (2) the denominator of which shall be the total number of shares of Common Stock outstanding immediately after such dividend or distribution (plus in the event that the Issuer paid cash for fractional shares, the number of additional shares which would have been outstanding had the Issuer issued fractional shares in connection with said dividends); or
          (ii) Liquidating Dividends, etc. Make a distribution of its property to the Holders of its Common Stock as a dividend in liquidation or partial liquidation or by way of return of capital other than as a dividend payable out of funds legally available for dividends under the laws of the State of Tennessee, the Holder of this Warrant shall, upon exercise (including, without limitation, payment of the Warrant Price), be entitled to receive, in addition to the number of shares of Warrant Stock receivable thereupon, and without payment of any additional consideration therefor, a sum equal to the amount of such property as would have been payable to such Holder had such Holder been the Holder of record of such Warrant Stock on the record date for such distribution or if no such record is taken, on the date of such distribution; and appropriate provision therefor shall be made a part of any such distribution.
     (d) Issuance of Additional Shares of Common Stock. If the Issuer, at any time while this Warrant is outstanding, shall issue any Additional Shares of Common Stock (otherwise than as provided in the foregoing subsections (a) through (c) of this Section 5), at a price per share less than the Current Market Price then in effect or without consideration, then the Warrant Price upon each such issuance shall be adjusted to that price (rounded to the nearest cent) determined by multiplying the Warrant Price then in effect by a fraction:
          (i) the numerator of which shall be equal to the sum of (A) the number of shares of Common Stock outstanding immediately prior to the issuance of such Additional Shares of Common Stock plus (B) the number of shares of Common Stock (rounded to the nearest whole share) which the aggregate consideration for the total number of such Additional Shares of Common Stock so issued would purchase at a price per share equal to the greater of the Current Market Price then in effect and the Warrant Price then in effect, and
          (ii) the denominator of which shall be equal to the number of shares of Common Stock outstanding immediately after the issuance of such Additional Shares of Common Stock.
The provisions of this subsection (d) shall not apply under any of the circumstances for which an adjustment is provided in subsections (a), (b) or (c) of this Section 5. No adjustment of the Warrant Price shall be made under this subsection (d) upon the issuance of any Additional Shares of Common Stock which are issued pursuant to any Common Stock Equivalent if upon the issuance of such Common Stock Equivalent (x) any adjustment shall have been made pursuant to subsection (e) of this Section 5 or (y) no adjustment was required pursuant to subsection (e) of this Section 5.

     (e) Issuance of Common Stock Equivalents. If the Issuer, at any time while this Warrant is outstanding, shall issue any Common Stock Equivalent and the price per share for which Additional Shares of Common Stock may be issuable thereafter pursuant to such Common Stock Equivalent shall be less than the Current Market Price then in effect, or if, after any such issuance of Common Stock Equivalents, the price per share for which Additional Shares of Common Stock may be issuable thereafter is amended or adjusted, and such price as so amended shall be less than the Current Market Price in effect at the time of such amendment, then the Warrant Price upon each such issuance or amendment shall be adjusted as provided in the first sentence of subsection (d) of this Section 5 on the basis that (1) the maximum number of Additional Shares of Common Stock issuable pursuant to all such Common Stock Equivalents shall be deemed to have been issued (whether or not such Common Stock Equivalents are actually then exercisable, convertible or exchangeable in whole or in part) as of the earlier of(A) the date on which the Issuer shall enter into a firm contract for the issuance of such Common Stock Equivalent, or (B) the date of actual issuance of such Common Stock Equivalent, and (2) the aggregate consideration for such maximum number of Additional Shares of Common Stock shall be deemed to be the sum of the consideration received upon issuance of such Common Stock Equivalent plus the minimum consideration received or receivable by the Issuer for the issuance of such Additional Shares of Common Stock pursuant to such Common Stock Equivalent. No adjustment of the Warrant Price shall be made under this subsection (e) upon the issuance of any Convertible Security which is issued pursuant to the exercise of any warrants or other subscription or purchase rights therefor, if any adjustment shall previously have been made in the Warrant Price then in effect upon the issuance of such warrants or other rights pursuant to this subsection (e).
     (f) Purchase of Common Stock by the Issuer. If the Issuer at any time while this Warrant is outstanding shall, directly or indirectly through a Subsidiary or otherwise, purchase, redeem or otherwise acquire any shares of Common Stock or Other Common Stock at a price per share greater than the Current Market Price then in effect, then the Warrant Price upon each such purchase, redemption or acquisition shall be adjusted to that price determined by multiplying such Warrant Price by a fraction (i) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such purchase, redemption or acquisition minus the number of shares of Common Stock which the aggregate consideration for the total number of such shares of Common Stock or Other Common Stock so purchased, redeemed or acquired would purchase at the Current Market Price; and (ii) the denominator of which shall be the number of shares of Common Stock outstanding immediately after such purchase, redemption or acquisition. For the purposes of this subsection (1), the date as of which the Current Market Price shall be computed shall be the earlier of (x) the date on which the Issuer shall enter into a firm contract for the purchase, redemption or acquisition of such Common Stock or Other Common Stock, or (y) the date of actual purchase, redemption or acquisition of such Common Stock or Other Common Stock. For the purposes of this subsection (f), a purchase, redemption or acquisition of a Common Stock Equivalent shall be deemed to be a purchase of the underlying Common Stock or Other Common Stock, and the computation herein required shall be made on the basis of the full exercise, conversion or exchange of such Common Stock Equivalent on the date as of which such computation is required hereby to be made, whether or not such Common Stock Equivalent is actually exercisable, convertible or exchangeable on such date.

     (g) Other Provisions Applicable to Adjustments Under this Section 5. The following provisions shall be applicable to the making of adjustments in the Warrant Price hereinbefore provided in Section 5:
          (i) Computation of Consideration. The consideration received by the Issuer shall be deemed to be the following: to the extent that any Additional Shares of Common Stock or any Common Stock Equivalents shall be issued for cash consideration, the consideration received by the Issuer therefor, or if such Additional Shares of Common Stock or Common Stock Equivalents are offered by the Issuer for subscription, the subscription price, or, if such Additional Shares of Common Stock or Common Stock Equivalents are sold to underwriters or dealers for public offering without a subscription offering, the public offering price, in any such case excluding any amounts paid or receivable for accrued interest or accrued dividends and without deduction of any compensation, discounts, commissions, or expenses paid or incurred by the Issuer for or in connection with the underwriting thereof or otherwise in connection with the issue thereof; to the extent that such issuance shall be for a consideration other than cash, then, except as herein otherwise expressly provided, the fair market value of such consideration at the time of such issuance as determined in good faith by the Board. The consideration for any Additional Shares of Common Stock issuable pursuant to any Common Stock Equivalents shall be the consideration received by the Issuer for issuing such Common Stock Equivalents, plus the additional consideration payable to the Issuer upon the exercise, conversion or exchange of such Common Stock Equivalents. In case of the issuance at any time of any Additional Shares of Common Stock or Common Stock Equivalents in payment or satisfaction of any dividend upon any class of Capital Stock of the Issuer other than Common Stock, the Issuer shall be deemed to have received for such Additional Shares of Common Stock or Common Stock Equivalents a consideration equal to the amount of such dividend so paid or satisfied. In any case in which the consideration to be received or paid shall be other than cash, the Board shall notify the Holder of this Warrant of its good faith determination of the fair market value of such consideration prior to payment or accepting receipt thereof. If, within thirty days after receipt of said notice, the Majority Holders shall notify the Board in writing of their objection to such determination, a determination of the fair market value of such consideration shall be made by an Independent Appraiser selected by the Majority Holders with the approval of the Board (which approval shall not be unreasonably withheld), whose fees and expenses shall be paid by the Issuer.
          (ii) Readjustment of Warrant Price. Upon the expiration or termination of the right to convert, exchange or exercise any Common Stock Equivalent the issuance of which effected an adjustment in the Warrant Price, if such Common Stock Equivalent shall not have been converted, exercised or exchanged in its entirety, the number of shares of Common Stock deemed to be issued and outstanding by reason of the fact that they were issuable upon conversion, exchange or exercise of any such Common Stock Equivalent shall no longer be computed as set forth above, and the Warrant Price shall forthwith be readjusted and thereafter be the price which it would have been (but reflecting any other adjustments in the Warrant Price made pursuant to the provisions of this Section 5 after the issuance of such Common Stock Equivalent) had the adjustment of the Warrant Price been made in accordance with the issuance or sale of the number of Additional Shares of Common Stock actually issued upon conversion, exchange or issuance of such Common Stock Equivalent and thereupon only the number of Additional Shares of Common Stock actually so issued shall be deemed to have been issued and only the consideration actually received by the Issuer (computed as in clause (i) of this subsection (g)) shall be deemed to have been received by the Issuer.
          (iii) Outstanding Common Stock. The number of shares of Common Stock at any time outstanding shall (a) not include any shares thereof then directly or indirectly owned or held by or for the account of the Issuer or any of its Subsidiaries, (b) shall be deemed to include all outstanding shares of Other Common Stock and (c) shall be deemed to include all shares of Common Stock and Other Common Stock then issuable upon conversion, exercise or exchange of any then outstanding Common Stock Equivalents or any other evidences of Indebtedness, shares of Capital Stock or other Securities which are or may be at any time convertible into or exchangeable for shares of Common Stock or Other Common Stock.
     (h) Other Action Affecting Common Stock. In case after the Agreement Date hereof the Issuer shall take any action affecting its Common Stock, other than an action described in any of the foregoing subsections (a) through (g) of this Section 5, inclusive, and the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant in accordance with the essential intent and principle of this Section 5, then the Warrant Price shall be adjusted in such manner and at such time as the Board may in good faith determine to be equitable in the circumstances.
     (i) Adjustment of Warrant Share Number. Upon each adjustment in the Warrant Price pursuant to any of the foregoing provisions of this Section 5, the Warrant Share Number shall be adjusted, to the nearest one hundredth of a whole share, to the product obtained by multiplying the Warrant Share Number immediately prior to such adjustment in the Warrant Price by a fraction, the numerator of which shall be the Warrant Price immediately before giving effect to such adjustment and the denominator of which shall be the Warrant Price immediately after giving effect to such adjustment. If the Issuer shall be in default under any provision contained in Section 3 of this Warrant so that shares issued at the Warrant Price adjusted in accordance with this Section 5 would not be validly issued, the adjustment of the Warrant Share Number provided for in the foregoing sentence shall nonetheless be made and the Holder of this Warrant shall be entitled to purchase such greater number of shares at the lowest price at which such shares may then be validly issued under applicable law. Such exercise shall not constitute a waiver of any claim arising against the Issuer by reason of its default under Section 3 of this Warrant.
6. Notice of Adjustments. Whenever the Warrant Price or Warrant Share Number shall be adjusted pursuant to Section 5 hereof (for purposes of this Section 6, each an “adjustment”), the Issuer shall cause the independent accounting firm then regularly engaged by it to report on its financial statements to prepare and execute a certificate setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated (including a description of the basis on which the Board made any determination hereunder), and the Warrant Price and Warrant Share Number after giving effect to such adjustment, and shall cause copies of such certificate to be delivered to the Holder of this Warrant promptly after each adjustment.

7. Fractional Shares. No fractional shares of Warrant Stock will be issued in connection with the exercise hereof, but in lieu of such fractional shares, the Issuer shall make a cash payment therefor equal in amount to the product of the applicable fraction multiplied by the Current Market Price then in effect.
8. Definitions. For the purposes of this Warrant, the following terms have the following meanings:
     “Additional Shares of Common Stock” means all shares of Common Stock and Other Common Stock issued by the Issuer after the Agreement Date, except the Warrant Stock.
     “Agreement Date” means December 28, 2000.
     “Board” shall mean the Board of Directors of the Issuer.
     “Business Day” means any day except a Saturday, a Sunday or a legal holiday in New York City.
     “Capital Stock” means and includes (i) any and all shares, interests, participating or other equivalents of or interests in (however designated) corporate stock, including, without limitation, shares of preferred or’ preference stock, (ii) all partnership interests (whether general or limited) in any Person which is a partnership, (iii) all membership interests or limited liability company interests in any limited liability company, and (iv) all equity or ownership interests in any Person of any other type.
     “Charter” means the Charter of the Issuer as in effect on the Agreement Date, and as hereafter from time to time amended, modified, supplemented or restated in accordance with its terms and pursuant to applicable law.
     “Common Stock” means the Common Stock, $0.01 par value, of the Issuer and any other Capital Stock into which such stock may hereafter be changed.
     “Common Stock Equivalent” means any Convertible Security or warrant, option or other right to subscribe for or purchase any Additional Shares of Common Stock or any Convertible Security or any stock appreciation right or other right to receive any payment based upon the value of the Common Stock or Other Common Stock.
     “Convertible Securities” means evidences of Indebtedness, shares of Capital Stock or other Securities which are or may be at any time convertible into or exchangeable for Additional Shares of Common Stock. The term “Convertible Security” means one of the Convertible Securities.
     “Credit Agreement” means the Credit Agreement, dated as of December 31, 1998, among Correctional Management Services Corporation, a Tennessee corporation and a predecessor-in-interest of the Company, as borrower, the other Persons signatory thereto as Credit Parties, the

Persons signatory thereto as Lenders and GE Capital, as agent for such Lenders. The Credit Agreement was terminated as of March 1999.
     “Current Market Price” as in effect on any day means the average of the daily market prices of the Common Stock for the period of 30 consecutive trading days ending three trading days preceding such date. The market price for each such day shall be the last sale price on such day as reported on the New York Stock Exchange Consolidated Tape, or, if the Common Stock is not listed on the New York Stock Exchange, Inc. or reported on such Consolidated Tape, then the last sale price on such day on the principal domestic stock exchange on which such Stock is then listed or admitted to trading, or, if no sale takes place on such day on such exchange, the average of the closing bid and asked prices on such day as officially quoted on such exchange, or, if the Common Stock is not then listed or admitted to trading on any domestic stock exchange but is quoted in the National Market System (“NMS/NASDAQ”) of the National Association of Securities Dealers, Inc. Automated Quotation System (“NASDAQ”), then the Current Market Price for each such trading day shall be the last sale price on such day as quoted by NMS/NASDAQ, or, if no sale takes place on such day or if the Common Stock is neither listed or admitted to trading on any domestic stock exchange nor quoted on such NMS/NASDAQ, then the Current Market Price for each such trading day shall be the average of the reported closing bid and asked price quotations on such day in the over-the-counter market, as reported by NASDAQ, or, if not so reported, as furnished by the National Quotation Bureau, Inc., or if such firm at the time is not engaged in the business of reporting such prices, as furnished by any similar firm then engaged in such business as selected by the Issuer, or if there is no such firm, as furnished by any member of the National Association of Securities Dealers, Inc. selected by the Issuer with the written approval of the Majority Holders. If at any time the Common Stock is not listed on any domestic exchange or quoted in the domestic over-the-counter market, the Current Market Price shall be deemed to be the fair market value per share of Common Stock as determined in good faith by the Board and agreed to by the Majority Holders. If the Majority Holders shall notify the Board in writing of their disagreement as to such fair market value as determined by the Board, a determination of the fair market value of such Common Stock shall be made by an Independent Appraiser selected by the Majority Holders and consented to by the Issuer (which consent shall not be unreasonably withheld), whose fees and expenses shall be paid by the Issuer. The determination of fair market value by the Board and such Appraiser shall be based upon the fair market value of the Issuer determined on a going concern basis as between a willing buyer and a willing seller and taking into account all relevant factors determinative of value, and shall be final and binding on all parties. In determining the fair market value of any shares of Common Stock, no consideration shall be given to any restrictions on transfer of the Common Stock imposed by agreement or by federal or state securities laws, or to the existence or absence of, or any limitations on, voting rights.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended, or any similar federal statute at the time in effect.
     “GE Capital” means General Electric Capital Corporation, a New York corporation.
     “Holders” mean the Persons who shall from time to time own any Warrant. The term “Holder” means one of the Holders.

     “Indebtedness” has the meaning provided in the Credit Agreement.
     “Independent Appraiser” means a nationally recognized investment banking firm or other nationally recognized firm that is regularly engaged in the business of appraising the Capital Stock or assets of corporations or other entities as going concerns, and which is not affiliated with either the Issuer or the Holder of any Warrant.
     “Issuer” means Corrections Corporation of America, a Maryland corporation, and its successors.
     “Majority Holders” means at any time the Holders of Warrants exercisable for a majority of the shares of Warrant Stock issuable under the Warrants at the time outstanding.
     “Other Common Stock” means any other Capital Stock of the Issuer of any class which shall be authorized or issued at any time after the date of this Warrant (other than Common Stock) and which shall have the right to participate in the distribution of earnings and assets of the Issuer without limitation as to amount.
     “Person” means an individual, a corporation, a partnership, a trust, an unincorporated organization or a government organization or an agency or political subdivision thereof,
     “Securities” means any debt or equity securities of the Issuer, whether now or hereafter authorized, any instrument convertible into or exchangeable for Securities or a Security, and any option, warrant or other right to purchase or acquire any Security. “Security” means one of the Securities.
     “Securities Act” means the Securities Act of 1933, as amended, or any similar federal statute then in effect.
     “Subsidiary” means any corporation at least 50% of whose outstanding Voting Stock shall at the time be owned directly or indirectly by the Issuer or by one or more of its Subsidiaries, or by the Issuer and one or more of its Subsidiaries.
     “Voting Stock”, as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) having ordinary voting power for the election of a majority of the members of the Board (or other governing body) of such corporation, other than Capital Stock having such power only by reason of the happening of a contingency.
     “Warrants” means this Warrant and any other warrants of like tenor issued in substitution or exchange for any thereof pursuant to the provisions of Section 2(c) or 2(d) hereof or of any of such other Warrants.
     “Warrant Price” means the price per share of Common Stock specified in the first paragraph of this Warrant and such other prices as shall result from the adjustments specified in Section 5 hereof.

     “Warrant Share Number” means at any time the aggregate number of shares of Warrant Stock which may at such time be purchased upon exercise of this Warrant, after giving effect to all prior adjustments and increases to such number made or required to be made under the terms hereof.
     “Warrant Stock” means Common Stock issuable upon exercise of any Warrant or Warrants.
9. Information. As long as this Warrant is outstanding, the Issuer shall deliver to the Holder of this Warrant the documents and other information required under paragraphs (b) and (d) of Annex E to the Credit Agreement within the applicable time period specified therein and regardless of whether or not the Credit Agreement is then in effect,
10. Amendment and Waiver. Any term, covenant, agreement or condition in this Warrant may be amended, or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively), by a written instrument or written instruments executed by the Issuer and the Majority Holders; provided, however that no such amendment or waiver shall reduce the Warrant Share Number, increase the Warrant Price, shorten the period during which this Warrant maybe exercised or modify any provision of this Section 10 without the consent of the Holder of this Warrant.
11. Governing Law. THIS WARRANT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LOCAL LAWS OF THE STATE OF NEW YORK.
12. Notice. All notices and other communications provided for hereunder shall be in writing and delivered by hand or sent by first class mail or sent by telecopy (with such telecopy to be confirmed promptly in writing sent by first class mail), and if to the Holder of this Warrant or of Warrant Stock issued pursuant hereto, addressed to such Holder at its last known address or telecopy number appearing on the books of the Issuer maintained for such purposes, and if to the Issuer, addressed to,
Corrections Corporation of America
10 Burton Hills Blvd.
Nashville, TN 37215
Attention: John D. Ferguson
Telecopy No.: (615) 263-3010
or to such other address or addresses or telecopy number or numbers as any such party may most recently have designated in writing to the other parties hereto by such notice. All such communications shall be deemed to have been given or made when so delivered by hand or sent by telecopy, or three business days after being so mailed.
13. Remedies. The Issuer stipulates that the remedies at law of the Holder of this Warrant in the event of any default or threatened default by the Issuer in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate and that, to the fullest extent permitted by law, such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.
14. Successors and Assigns. This Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors and assigns of the Issuer, the Holder hereof and (to the extent provided herein) the Holders of Warrant Stock issued pursuant hereto, and shall be enforceable by any such Holder or Holder of Warrant Stock.
15. Modification and Severability. If, in any action before any court or agency legally empowered to enforce any provision contained herein, any provision hereof is found to be unenforceable, then such provision shall be deemed modified to the extent necessary to make it enforceable by such court or agency. If any such provision is not enforceable as set forth in the preceding sentence, the unenforceability of such provision shall not affect the other provisions of this Warrant, but this Warrant shall be construed as if such unenforceable provision had never been contained herein.
16. Integration. This Warrant replaces all prior agreements, supersedes all prior negotiations and constitutes the entire agreement of the parties with respect to the transactions contemplated herein, References to the Credit Agreement herein shall, to the extent that the obligations thereunder have been repaid and such Credit Agreement has terminated, mean the Credit Agreement as in effect immediately prior to its termination.
17. Headings. The headings of the Sections of this Warrant are for convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

CORRECTIONS CORPORATION OF AMERICA

By: Name:	/s/ John D. Ferguson John D. Ferguson

Title:	President

EXERCISE FORM
CORRECTIONS CORPORATION OF AMERICA
The undersigned, pursuant to the provisions of the within Warrant, hereby elects to purchase shares of Common Stock of Corrections Corporation of America covered by the within Warrant.

Dated:	Signature:

Address:

ASSIGNMENT
FOR VALUE RECEIVED, hereby sells, assigns and transfers unto the within Warrant and all rights evidenced thereby and does irrevocably constitute and appoint attorney, to transfer the said Warrant on the books of the within named corporation.

Dated:	Signature:

Address:

PARTIAL ASSIGNMENT
FOR VALUE RECEIVED, hereby sells, assigns and transfers unto the right to purchase shares of Warrant Stock evidenced by the within Warrant together with all rights therein, and does irrevocably constitute and appoint ___, attorney, to transfer that part of the said Warrant on the books of the within named corporation.

Dated:	Signature:

Address:

FOR USE BY THE ISSUER ONLY:
This Warrant No. W- ___ canceled (or transferred or exchanged) this ___ day of ___ 20___, shares of Common Stock issued therefor in the name of ___ Warrant No. W-___ issued for ___ shares of Common Stock in the name of ___.

THIS WARRANT AND THE SHARES OF COMMON STOCK
ISSUABLE UPON EXERCISE HEREOF HAVE NOT
BEEN REGISTERED UNDER THE SECURITIES
ACT OF 1933, AS AMENDED, OR UNDER
ANY STATE SECURITIES LAWS AND MAY
NOT BE SOLD EXCEPT PURSUANT
TO AN EFFECTIVE REGISTRATION
STATEMENT, OR AN EXEMPTION
FROM REGISTRATION, UNDER
SAID ACT AND LAWS.
WARRANT TO PURCHASE
SHARES OF COMMON STOCK
OF
CORRECTIONS CORPORATION OF AMERICA
Expires December 31, 2008

No. W-4	New York, New York
December 28, 2000
FOR VALUE RECEIVED, subject to the provisions hereinafter set forth, the undersigned, CORRECTIONS CORPORATION OF AMERICA, a Maryland corporation (together with its successors and assigns, the “Issuer”), hereby certifies that
BANK OF AMERICA, N.A.
or its registered assigns is entitled to subscribe for and purchase from the Issuer, during the period specified in this Warrant, 250,232 shares of the duly authorized, validly issued, fully paid and non-assessable Common Stock of the Issuer, at an initial exercise price of $3.33 per share, as the case may be, subject, however, to the provisions and upon the terms and conditions hereinafter set forth. Capitalized terms used in this Warrant and not otherwise defined herein shall have the respective meanings specified in Section 7 hereof.
1. Term. The right to subscribe for and purchase shares of Warrant Stock represented hereby shall commence on the date of issuance of this Warrant and shall expire at 5:00 P.M., Eastern Time, on December 31, 2008 (such period being the “Term”).

2. Method of Exercise; Payment: Issuance of New Warrant, Transfer and Exchange.
     (a) Time of Exercise. The purchase rights represented by this Warrant may be exercised in whole or in part at any time and from time to time during the Term.
     (b) Method of Exercise. The Holder hereof may exercise this Warrant, in whole or in part, by the surrender of this Warrant (with the exercise form attached hereto duly executed) at the principal office of the Issuer, and by the payment to the Issuer of an amount of consideration therefor equal to the Warrant Price in effect on the date of such exercise multiplied by the number of shares of Warrant Stock with respect to which this Warrant is then being exercised, payable at such Holder’s election (i) by certified or official bank check, or (ii) by surrender to the Issuer for cancellation of a portion of this Warrant representing that number of unissued shares of Warrant Stock which is equal to the quotient obtained by dividing (A) the product obtained by multiplying the Warrant Price by the number of shares of Warrant Stock being purchased upon such exercise by, (B) the difference obtained by subtracting the Warrant Price from the Current Market Price per share of Warrant Stock as of the date of such exercise, or (iii) by a combination of the foregoing methods of payment selected by the Holder of this Warrant. In any case where the consideration payable upon such exercise is being paid in whole or in part pursuant to the provisions of clause (ii) of this Section 2(b), such exercise shall be accompanied by written notice from the Holder of this Warrant specifying the manner of payment thereof and containing a calculation showing the number of shares of Warrant Stock with respect to which rights are being surrendered thereunder and the net number of shares to be issued after giving effect to such surrender.
     (c) Issuance of Stock Certificates. In the event of any exercise of the rights represented by this Warrant in accordance with and subject to the terms and conditions hereof, (i) certificates for the shares of Warrant Stock so purchased shall be dated the date of such exercise and delivered to the Holder hereof within a reasonable time, not exceeding three Business Days after such exercise, and the Holder hereof shall be deemed for all purposes to be the Holder of the shares of Warrant Stock so purchased as of the date of such exercise, and (h) unless this Warrant has expired, a new Warrant representing the number of shares of Warrant Stock, if any, with respect to which this Warrant shall not then have been exercised (less any amount thereof which shall have been canceled in payment or partial payment of the Warrant Price as hereinabove provided) shall also be issued to the Holder hereof within such time.
     (d) Transferability of Warrant. Subject to the provisions of Section 2(e) hereof, this Warrant may be transferred in whole or in part on the books of the Issuer by the Holder hereof in person or by duly authorized attorney, upon surrender of this Warrant at the principal office of the Issuer, properly endorsed (by the Holder executing an assignment in the form attached hereto) and upon payment of any necessary transfer tax or other governmental charge imposed upon such transfer. This Warrant is exchangeable at the principal office of the Issuer for Warrants for the purchase of the same aggregate number of shares of Warrant Stock, each new Warrant to represent the right to purchase such number of shares of Warrant Stock as the Holder hereof shall designate at the time of such exchange. All Warrants issued on transfers or exchanges shall be dated the Agreement Date and shall be identical with this Warrant except as to the number of shares of Warrant Stock issuable pursuant hereto.

     (e) Compliance with Securities Laws.
          (i) The Holder of this Warrant, by acceptance hereof, acknowledges that this Warrant and the shares of Warrant Stock to be issued upon exercise hereof are being acquired solely for the Holder’s own account and not as a nominee for any other party, and for investment, and that the Holder will not offer, sell or otherwise dispose of this Warrant or any shares of Warrant Stock to be issued upon exercise hereof except pursuant to an effective registration statement, or an exemption from registration, under the Securities Act and any applicable state securities laws.
          (ii) Except as provided in paragraph (iii) below, all certificates representing shares of Warrant Stock issued upon exercise hereof shall be stamped or imprinted with a legend in substantially the following form:
“THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION FROM REGISTRATION UNDER SAID ACT AND LAWS.”
          (iii) The restrictions imposed by this Section 2(e) upon the transfer of this Warrant and the shares of Warrant Stock to be purchased upon exercise hereof shall terminate (A) when such securities shall have been effectively registered under the Securities Act, or (B) upon the Issuers receipt of an opinion of counsel, in form and substance reasonably satisfactory to the Issuer (it being understood that in-house counsel to the Holder shall be deemed to be acceptable counsel), addressed to the Issuer to the effect that such restrictions are no longer required to ensure compliance with the Securities Act and state securities laws. Whenever such restrictions shall cease and terminate as to any such securities, the Holder thereof shall be entitled to receive from the Issuer (or its transfer agent and registrar), without expense (other than applicable transfer taxes, if any), new Warrants (or, in the case of shares of Warrant Stock, new stock certificates) of like tenor not bearing the applicable legends required by paragraph (ii) above relating to the Securities Act and state securities laws.
     (f) Continuing Rights of Holder. The Issuer will, at the time of or at any time after each exercise of this Warrant, upon the request of the Holder hereof or of any shares of Warrant Stock issued upon such exercise, acknowledge in writing the extent, if any, of its continuing obligation to afford to such Holder all rights to which such Holder shall continue to be entitled after such exercise in accordance with the terms of this Warrant, provided that if any such Holder shall fail to make any such request, the failure shall not affect the continuing obligation of the Issuer to afford such rights to such Holder.
3. Stock Fully Paid; Reservation and Listing of Shares; Covenants.
     (a) The Issuer represents, warrants, covenants and agrees that all shares of Warrant Stock which may be issued upon the exercise of this Warrant or otherwise hereunder will, upon issuance, be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to issuance. The Issuer further covenants and agrees that during the period within which this Warrant may be exercised, the Issuer will at all times have authorized and reserved for the purpose of the issue upon exercise of this Warrant a sufficient number of shares of Common Stock to provide for the exercise of this Warrant.
     (b) If any shares of the Common Stock required to be reserved for issuance upon exercise of this Warrant or as otherwise provided hereunder require registration or qualification with any governmental authority under any federal or state law before such shares may be so issued, the Issuer will in good faith use its best efforts as expeditiously as possible at its expense to cause such shares to be duly registered or qualified. If the Issuer shall list any shares of Common Stock on any securities exchange it will, at its expense, list thereon, maintain and increase when necessary such listing of, all shares of Warrant Stock from time to time issued upon exercise of this Warrant or as otherwise provided hereunder, and, to the extent permissible under the applicable securities exchange rules, all unissued shares of Warrant Stock which are at any time issuable hereunder, so long as any shares of Common Stock shall be so listed. The Issuer will also so list on each securities exchange, and will maintain such listing of, any other securities which the Holder of this Warrant shall be entitled to receive upon the exercise of this Warrant if at the time any securities of the same class shall be listed on such securities exchange by the Issuer.
     (c) The Issuer shall not by any action including, without limitation, amending the Charter or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Holder hereof against impairment. Without limiting the generality of the foregoing, the Issuer will (i) not permit the par value, if any, of its Common Stock to exceed the then effective Warrant Price, (ii) not amend or modify any provision of the Charter or by-laws of the Issuer in any manner that would adversely affect in any way the powers, preferences or relative participating, optional or other special rights of the Common Stock or which would adversely affect the rights of the Holders of the Warrants, (iii) take all such action as may be reasonably necessary in order that the Issuer may validly and legally issue fully paid and nonassessable shares of Common Stock, free and clear of any liens, claims, encumbrances and restrictions (other than as provided herein) upon the exercise of this Warrant, and (iv) use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be reasonably necessary to enable the Issuer to perform its obligations under this Warrant.
4. Regulatory Requirements and Restrictions. In the event of any reasonable determination by the Holder hereof that, by reason of any existing or future federal or state law, statute, rule, regulation, guideline, order, court or administrative ruling, request or directive (whether or not having the force of law and whether or not failure to comply therewith would be unlawful) (collectively, a “Regulatory Requirement”), such Holder is effectively restricted or prohibited from holding this Warrant or the shares of Warrant Stock (including any shares of Capital Stock or other securities distributable to such Holder in any merger, reorganization, readjustment or other reclassification), or otherwise realize upon or receive the benefits intended under this Warrant, the Issuer shall, and shall use its reasonable best efforts to have its shareholders, take such action as such

Holder and the Issuer shall jointly agree in good faith to be reasonably necessary to permit such Holder to comply with such Regulatory Requirement. The reasonable costs of taking such action, whether by the Issuer, the Holder hereof or otherwise, shall be borne by the Issuer.
5. Adjustment of Warrant Price and Warrant Share Number. The number and kind of securities purchasable upon the exercise of this Warrant and the Warrant Price shall be subject to adjustment from time to time upon the happening of certain events as follows:
     (a) Recapitalization, Reorganization. Reclassification, Consolidation, Merger or Sale.
          (i) In case the Issuer after the Agreement Date shall do any of the following (each a “Triggering Event”) (a) consolidate with or merge into any other Person and the Issuer shall not be the continuing or surviving corporation of such consolidation or merger, or (b) permit any other Person to consolidate with or merge into the Issuer and the Issuer shall be the continuing or surviving Person but, in connection with such consolidation or merger, any Capital Stock of the Issuer shall be changed into or exchanged for securities of any other Person or cash or any other property, or (c) transfer all or substantially all of its properties or assets to any other Person, or (d) effect a capital reorganization or reclassification of its Capital Stock, then, and in the case of each such Triggering Event, proper provision shall be made so that, upon the basis and the terms and in the manner provided in this Warrant, the Holder of this Warrant shall be entitled (x) upon the exercise hereof at any time after the consummation of such Triggering Event, to the extent this Warrant is not exercised prior to such Triggering Event, or is redeemed in connection with such Triggering Event, to receive at the Warrant Price in effect at the time immediately prior to the consummation of such Triggering Event in lieu of the Common Stock issuable upon such exercise of this Warrant prior to such Triggering Event, the securities, cash and property to which such Holder would have been entitled upon the consummation of such Triggering Event if such Holder had exercised the rights represented by this Warrant immediately prior thereto, subject to adjustments and increases (subsequent to such corporate action) as nearly equivalent as possible to the adjustments and increases provided for in Section 5 hereof or (y) to sell this Warrant (or, at such Holder’s election, a portion hereof) to the Person continuing after or surviving such Triggering Event, or to the Issuer (if Issuer is the continuing or surviving Person) at a sales price equal to the amount, if any, of cash, property and/or securities to which a holder of the number of shares of Common Stock which would otherwise have been delivered upon the exercise of this Warrant would have been entitled upon the effective date or closing of any such Triggering Event (the “Event Consideration”), less the amount or portion of such Event Consideration having a fair value equal to the aggregate Warrant Price applicable to this Warrant or the portion hereof so sold.
          (ii) Notwithstanding anything contained in this Warrant to the contrary, the Issuer will not effect any Triggering Event unless, prior to the consummation thereof, each Person (other than the Issuer) which may be required to deliver any securities, cash or property upon the exercise of this Warrant as provided herein shall assume, by written instrument delivered to, and reasonably satisfactory to, the Holder of this Warrant, (a) the obligations of the Issuer under this Warrant (and if the Issuer shall survive the consummation of such Triggering Event, such assumption shall be in addition to, and shall not release the Issuer from, any continuing obligations of the Issuer under this Warrant) and (b) the obligation to deliver to such Holder such shares of securities, cash or property as, in accordance with the foregoing provisions of this paragraph (a), such Holder shall be entitled to receive. In addition, such Person shall have similarly delivered to such Holder an opinion of counsel for such Person (which may be in-house counsel), which counsel shall be reasonably satisfactory to such Holder, stating that this Warrant shall thereafter continue in full force and effect and the terms hereof (including, without limitation, all of the provisions of this paragraph (a)) shall be applicable to the securities, cash or property which such Person may be required to deliver upon any exercise of this Warrant or the exercise of any rights pursuant hereto.
          (iii) In case any Triggering Event shall be proposed to be effected, the Holder of this Warrant may, and the Issuer agrees that as a condition to the consummation of any such Triggering Event the Issuer shall secure the right of such Holder to, sell this Warrant (or, at such Holder’s election, a portion thereof) to the Person continuing after or surviving such Triggering Event, or the Issuer (if the Issuer is the continuing or surviving Person), simultaneously with the effective date or closing of such Triggering Event, as provided in clause (y) of subparagraph (i) of this Section 5(a). The obligation of the Issuer to secure such right of the Holder to sell this Warrant shall be subject to such Holder’s cooperation with the Issuer, including, without limitation, the giving of customary representations and warranties to the purchaser in connection with any such sale. In the event that the Holder of this Warrant exercises its rights under clause (y) of subparagraph (i) of this Section 5(a) to sell this Warrant (or a portion thereof) simultaneously with the effective date or closing of any such Triggering Event, the Issuer shall not effect any such Triggering Event unless upon or prior to the consummation thereof such amounts of cash, property and/or securities are delivered to the Holder of this Warrant. Prior notice of any Triggering Event shall be given to the Holder of this Warrant in accordance with Section 12 hereof. Such notice shall be given at least thirty (30) days prior to the record date for determining holders of the Common Stock for purposes of such Triggering Event.
     (b) Subdivision or Combination of Shares. If the Issuer, at any time while this Warrant is outstanding, shall subdivide or combine any shares of Common Stock, (i) in case of subdivision of shares, the Warrant Price shall be proportionately reduced (as at the effective date of such subdivision or, if the Issuer shall take a record of Holders of its Common Stock for the purpose of so subdividing, as at the applicable record date, whichever is earlier) to reflect the increase in the total number of shares of Common Stock outstanding as a result of such subdivision, or (ii) in the case of a combination of shares, the Warrant Price shall be proportionately increased (as at the effective date of such combination or, if the Issuer shall take a record of Holders of its Common Stock for the purpose of so combining, as at the applicable record date, whichever is earlier) to reflect the reduction in the total number of shares of Common Stock outstanding as a result of such combination.
     (c) Common Dividends and Distributions. If the Issuer, at any time while this Warrant is outstanding, shall:
          (i) Stock Dividends. Pay a dividend in, or make any other distribution to its stockholders (without consideration therefor) of, shares of Common Stock, the Warrant Price shall be adjusted, as at the date the Issuer shall take a record of the Holders of the Issuer’s Capital Stock for the purpose of receiving such dividend or other distribution (or if no such record is taken, as at the date of such payment or other distribution), to that price determined by multiplying the Warrant Price in effect immediately prior to such record date (or if no such record is taken, then immediately prior to such payment or other distribution), by a fraction (1) the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to such dividend or distribution, and (2) the denominator of which shall be the total number of shares of Common Stock outstanding immediately after such dividend or distribution (plus in the event that the Issuer paid cash for fractional shares, the number of additional shares which would have been outstanding had the Issuer issued fractional shares in connection with said dividends); or
          (ii) Liquidating Dividends, etc. Make a distribution of its property to the Holders of its Common Stock as a dividend in liquidation or partial liquidation or by way of return of capital other than as a dividend payable out of funds legally available for dividends under the laws of the State of Tennessee, the Holder of this Warrant shall, upon exercise (including, without limitation, payment of the Warrant Price), be entitled to receive, in addition to the number of shares of Warrant Stock receivable thereupon, and without payment of any additional consideration therefor, a sum equal to the amount of such property as would have been payable to such Holder had such Holder been the Holder of record of such Warrant Stock on the record date for such distribution or if no such record is taken, on the date of such distribution; and appropriate provision therefor shall be made a part of any such distribution.
     (d) Issuance of Additional Shares of Common Stock. If the Issuer, at any time while this Warrant is outstanding, shall issue any Additional Shares of Common Stock (otherwise than as provided in the foregoing subsections (a) through (c) of this Section 5), at a price per share less than the Current Market Price then in effect or without consideration, then the Warrant Price upon each such issuance shall be adjusted to that price (rounded to the nearest cent) determined by multiplying the Warrant Price then in effect by a fraction:
          (i) the numerator of which shall be equal to the sum of (A) the number of shares of Common Stock outstanding immediately prior to the issuance of such Additional Shares of Common Stock plus (B) the number of shares of Common Stock (rounded to the nearest whole share) which the aggregate consideration for the total number of such Additional Shares of Common Stock so issued would purchase at a price per share equal to the greater of the Current Market Price then in effect and the Warrant Price then in effect, and
          (ii) the denominator of which shall be equal to the number of shares of Common Stock outstanding immediately after the issuance of such Additional Shares of Common Stock.
The provisions of this subsection (d) shall not apply under any of the circumstances for which an adjustment is provided in subsections (a), (b) or (c) of this Section 5. No adjustment of the Warrant Price shall be made under this subsection (d) upon the issuance of any Additional Shares of Common Stock which are issued pursuant to any Common Stock Equivalent if upon the issuance of such Common Stock Equivalent (x) any adjustment shall have been made pursuant to subsection (e) of this Section 5 or (y) no adjustment was required pursuant to subsection (e) of this Section 5.

     (e) Issuance of Common Stock Equivalents. If the Issuer, at any time while this Warrant is outstanding, shall issue any Common Stock Equivalent and the price per share for which Additional Shares of Common Stock may be issuable thereafter pursuant to such Common Stock Equivalent shall be less than the Current Market Price then in effect, or if, after any such issuance of Common Stock Equivalents, the price per share for which Additional Shares of Common Stock may be issuable thereafter is amended or adjusted, and such price as so amended shall be less than the Current Market Price in effect at the time of such amendment, then the Warrant Price upon each such issuance or amendment shall be adjusted as provided in the first sentence of subsection (d) of this Section 5 on the basis that (1) the maximum number of Additional Shares of Common Stock issuable pursuant to all such Common Stock Equivalents shall be deemed to have been issued (whether or not such Common Stock Equivalents are actually then exercisable, convertible or exchangeable in whole or in part) as of the earlier of (A) the date on which the Issuer shall enter into a firm contract for the issuance of such Common Stock Equivalent, or (B) the date of actual issuance of such Common Stock Equivalent, and (2) the aggregate consideration for such maximum number of Additional Shares of Common Stock shall be deemed to be the sum of the consideration received upon issuance of such Common Stock Equivalent plus the minimum consideration received or receivable by the Issuer for the issuance of such Additional Shares of Common Stock pursuant to such Common Stock Equivalent. No adjustment of the Warrant Price shall be made under this subsection (e) upon the issuance of any Convertible Security which is issued pursuant to the exercise of any warrants or other subscription or purchase rights therefor, if any adjustment shall previously have been made in the Warrant Price then in effect upon the issuance of such warrants or other rights pursuant to this subsection (e).
     (f) Purchase of Common Stock by the Issuer. If the Issuer at any time while this Warrant is outstanding shall, directly or indirectly through a Subsidiary or otherwise, purchase, redeem or otherwise acquire any shares of Common Stock or Other Common Stock at a price per share greater than the Current Market Price then in effect, then the Warrant Price upon each such purchase, redemption or acquisition shall be adjusted to that price determined by multiplying such Warrant Price by a fraction (i) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such purchase, redemption or acquisition minus the number of shares of Common Stock which the aggregate consideration for the total number of such shares of Common Stock or Other Common Stock so purchased, redeemed or acquired would purchase at the Current Market Price; and (ii) the denominator of which shall be the number of shares of Common Stock outstanding immediately after such purchase, redemption or acquisition. For the purposes of this subsection (f), the date as of which the Current Market Price shall be computed shall be the earlier of (x) the date on which the Issuer shall enter into a firm contract for the purchase, redemption or acquisition of such Common Stock or Other Common Stock, or (y) the date of actual purchase, redemption or acquisition of such Common Stock or Other Common Stock. For the purposes of this subsection (f), a purchase, redemption or acquisition of a Common Stock Equivalent shall be deemed to be a purchase of the underlying Common Stock or Other Common Stock, and the computation herein required shall be made on the basis of the full exercise, conversion or exchange of such Common Stock Equivalent on the date as of which such computation is required hereby to be made, whether or not such Common Stock Equivalent is actually exercisable, convertible or exchangeable on such date.

     (g) Other Provisions Applicable to Adjustments Under this Section 5. The following provisions shall be applicable to the making of adjustments in the Warrant Price hereinbefore provided in Section 5:
          (i) Computation of Consideration. The consideration received by the Issuer shall be deemed to be the following: to the extent that any Additional Shares of Common Stock or any Common Stock Equivalents shall be issued for cash consideration, the consideration received by the Issuer therefor, or if such Additional Shares of Common Stock or Common Stock Equivalents are offered by the Issuer for subscription, the subscription price, or, if such Additional Shares of Common Stock or Common Stock Equivalents are sold to underwriters or dealers for public offering without a subscription offering, the public offering price, in any such case excluding any amounts paid or receivable for accrued interest or accrued dividends and without deduction of any compensation, discounts, commissions, or expenses paid or incurred by the Issuer for or in connection with the underwriting thereof or otherwise in connection with the issue thereof; to the extent that such issuance shall be for a consideration other than cash, then, except as herein otherwise expressly provided, the fair market value of such consideration at the time of such issuance as determined in good faith by the Board. The consideration for any Additional Shares of Common Stock issuable pursuant to any Common Stock Equivalents shall be the consideration received by the Issuer for issuing such Common Stock Equivalents, plus the additional consideration payable to the Issuer upon the exercise, conversion or exchange of such Common Stock Equivalents. In case of the issuance at any time of any Additional Shares of Common Stock or Common Stock Equivalents in payment or satisfaction of any dividend upon any class of Capital Stock of the Issuer other than Common Stock, the Issuer shall be deemed to have received for such Additional Shares of Common Stock or Common Stock Equivalents a consideration equal to the amount of such dividend so paid or satisfied. In any case in which the consideration to be received or paid shall be other than cash, the Board shall notify the Holder of this Warrant of its good faith determination of the fair market value of such consideration prior to payment or accepting receipt thereof. If, within thirty days after receipt of said notice, the Majority Holders shall notify the Board in writing of their objection to such determination, a determination of the fair market value of such consideration shall be made by an Independent Appraiser selected by the Majority Holders with the approval of the Board (which approval shall not be unreasonably withheld), whose fees and expenses shall be paid by the Issuer.
          (ii) Readjustment of Warrant Price. Upon the expiration or termination of the right to convert, exchange or exercise any Common Stock Equivalent the issuance of which effected an adjustment in the Warrant Price, if such Common Stock Equivalent shall not have been converted, exercised or exchanged in its entirety, the number of shares of Common Stock deemed to be issued and outstanding by reason of the fact that they were issuable upon conversion, exchange or exercise of any such Common Stock Equivalent shall no longer be computed as set forth above, and the Warrant Price shall forthwith be readjusted and thereafter be the price which it would have been (but reflecting any other adjustments in the Warrant Price made pursuant to the provisions of this Section 5 after the issuance of such Common Stock Equivalent) had the adjustment of the Warrant Price been made in accordance with the issuance or sale of the number of Additional Shares of Common Stock actually issued upon conversion, exchange or issuance of such Common Stock Equivalent and thereupon only the number of Additional Shares of Common Stock actually so issued shall be deemed to have been issued and only the consideration actually received by the Issuer (computed as in clause (i) of this subsection (g)) shall be deemed to have been received by the Issuer.
          (iii) Outstanding Common Stock. The number of shares of Common Stock at any time outstanding shall (a) not include any shares thereof then directly or indirectly owned or held by or for the account of the Issuer or any of its Subsidiaries, (b) shall be deemed to include all outstanding shares of Other Common Stock and (c) shall be deemed to include all shares of Common Stock and Other Common Stock then issuable upon conversion, exercise or exchange of any then outstanding Common Stock Equivalents or any other evidences of Indebtedness, shares of Capital Stock or other Securities which are or may be at any time convertible into or exchangeable for shares of Common Stock or Other Common Stock.
     (h) Other Action Affecting Common Stock. In case after the Agreement Date hereof the Issuer shall take any action affecting its Common Stock, other than an action described in any of the foregoing subsections (a) through (g) of this Section 5, inclusive, and the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant in accordance with the essential intent and principle of this Section 5, then the Warrant Price shall be adjusted in such manner and at such time as the Board may in good faith determine to be equitable in the circumstances.
     (i) Adjustment of Warrant Share Number. Upon each adjustment in the Warrant Price pursuant to any of the foregoing provisions of this Section 5, the Warrant Share Number shall be adjusted, to the nearest one hundredth of a whole share, to the product obtained by multiplying the Warrant Share Number immediately prior to such adjustment in the Warrant Price by a fraction, the numerator of which shall be the Warrant Price immediately before giving effect to such adjustment and the denominator of which shall be the Warrant Price immediately after giving effect to such adjustment. If the Issuer shall be in default under any provision contained in Section 3 of this Warrant so that shares issued at the Warrant Price adjusted in accordance with this Section 5 would not be validly issued, the adjustment of the Warrant Share Number provided for in the foregoing sentence shall nonetheless be made and the Holder of this Warrant shall be entitled to purchase such greater number of shares at the lowest price at which such shares may then be validly issued under applicable law. Such exercise shall not constitute a waiver of any claim arising against the Issuer by reason of its default under Section 3 of this Warrant.
6. Notice of Adjustments. Whenever the Warrant Price or Warrant Share Number shall be adjusted pursuant to Section 5 hereof (for purposes of this Section 6, each an “adjustment”), the Issuer shall cause the independent accounting firm then regularly engaged by it to report on its financial statements to prepare and execute a certificate setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated (including a description of the basis on which the Board made any determination hereunder), and the Warrant Price and Warrant Share Number after giving effect to such adjustment, and shall cause copies of such certificate to be delivered to the Holder of this Warrant promptly after each adjustment.

7. Fractional Shares. No fractional shares of Warrant Stock will be issued in connection with the exercise hereof, but in lieu of such fractional shares, the Issuer shall make a cash payment therefor equal in amount to the product of the applicable fraction multiplied by the Current Market Price then in effect.
8. Definitions. For the purposes of this Warrant, the following terms have the following meanings:
     “Additional Shares of Common Stock” means all shares of Common Stock and Other Common Stock issued by the Issuer after the Agreement Date, except the Warrant Stock.
     “Agreement Date” means December 28, 2000.
     “Board” shall mean the Board of Directors of the Issuer.
     “Business Day” means any day except a Saturday, a Sunday or a legal holiday in New York City.
     “Capital Stock” means and includes (i) any and all shares, interests, participating or other equivalents of or interests in (however designated) corporate stock, including, without limitation, shares of preferred or preference stock, (ii) all partnership interests (whether general or limited) in any Person which is a partnership, (iii) all membership interests or limited liability company interests in any limited liability company, and (iv) all equity or ownership interests in any Person of any other type,
     “Charter” means the Charter of the Issuer as in effect on the Agreement Date, and as hereafter from time to time amended, modified, supplemented or restated in accordance with its terms and pursuant to applicable law.
     “Common Stock” means the Common Stock, $0.01 par value, of the Issuer and any other Capital Stock into which such stock may hereafter be changed.
     “Common Stock Equivalent” means any Convertible Security or warrant, option or other right to subscribe for or purchase any Additional Shares of Common Stock or any Convertible Security or any stock appreciation right or other right to receive any payment based upon the value of the Common Stock or Other Common Stock.
     “Convertible Securities” means evidences of Indebtedness, shares of Capital Stock or other Securities which are or may be at any time convertible into or exchangeable for Additional Shares of Common Stock. The term “Convertible Security” means one of the Convertible Securities.
     “Credit Agreement” means the Credit Agreement, dated as of December 31, 1998, among Correctional Management Services Corporation, a Tennessee corporation and a predecessor-in-interest of the Company, as borrower, the other Persons signatory thereto as Credit Parties, the

Persons signatory thereto as Lenders and GE Capital, as agent for such Lenders. The Credit Agreement was terminated as of March 1999.
     “Current Market Price” as in effect on any day means the average of the daily market prices of the Common Stock for the period of 30 consecutive trading days ending three trading days preceding such date. The market price for each such day shall be the last sale price on such day as reported on the New York Stock Exchange Consolidated Tape, or, if the Common Stock is not listed on the New York Stock Exchange, Inc. or reported on such Consolidated Tape, then the last sale price on such day on the principal domestic stock exchange on which such Stock is then listed or admitted to trading, or, if no sale takes place on such day on such exchange, the average of the closing bid and asked prices on such day as officially quoted on such exchange, or, if the Common Stock is not then listed or admitted to trading on any domestic stock exchange but is quoted in the National Market System (“NMS/NASDAQ”) of the National Association of Securities Dealers, Inc. Automated Quotation System (“NASDAQ”), then the Current Market Price for each such trading day shall be the last sale price on such day as quoted by NMS/NASDAQ, or, if no sale takes place on such day or if the Common Stock is neither listed or admitted to trading on any domestic stock exchange nor quoted on such NMS/NASDAQ, then the Current Market Price for each such trading day shall be the average of the reported closing bid and asked price quotations on such day in the over-the-counter market, as reported by NASDAQ, or, if not so reported, as furnished by the National Quotation Bureau, Inc., or if such firm at the time is not engaged in the business of reporting such prices, as furnished by any similar firm then engaged in such business as selected by the Issuer, or if there is no such firm, as furnished by any member of the National Association of Securities Dealers, Inc. selected by the Issuer with the written approval of the Majority Holders. If at any time the Common Stock is not listed on any domestic exchange or quoted in the domestic over-the-counter market, the Current Market Price shall be deemed to be the fair market value per share of Common Stock as determined in good faith by the Board and agreed to by the Majority Holders. If the Majority Holders shall notify the Board in writing of their disagreement as to such fair market value as determined by the Board, a determination of the fair market value of such Common Stock shall be made by an Independent Appraiser selected by the Majority Holders and consented to by the Issuer (which consent shall not be unreasonably withheld), whose fees and expenses shall be paid by the Issuer. The determination of fair market value by the Board and such Appraiser shall be based upon the fair market value of the Issuer determined on a going concern basis as between a willing buyer and a willing seller and taking into account all relevant factors determinative of value, and shall be final and binding on all parties. In determining the fair market value of any shares of Common Stock, no consideration shall be given to any restrictions on transfer of the Common Stock imposed by agreement or by federal or state securities laws, or to the existence or absence of, or any limitations on, voting rights.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended, or any similar federal statute at the time in effect.
     “GE Capital” means General Electric Capital Corporation, a New York corporation.
     “Holders” mean the Persons who shall from time to time own any Warrant. The term “Holder means one of the Holders.

     “Indebtedness” has the meaning provided in the Credit Agreement.
     “Independent Appraiser” means a nationally recognized investment banking firm or other nationally recognized firm that is regularly engaged in the business of appraising the Capital Stock or assets of corporations or other entities as going concerns, and which is not affiliated with either the Issuer or the Holder of any Warrant.
     “Issuer” means Corrections Corporation of America, a Maryland corporation, and its successors.
     “Majority Holders” means at any time the Holders of Warrants exercisable for a majority of the shares of Warrant Stock issuable under the Warrants at the time outstanding.
     “Other Common Stock” means any other Capital Stock of the Issuer of any class which shall be authorized or issued at any time after the date of this Warrant (other than Common Stock) and which shall have the right to participate in the distribution of earnings and assets of the Issuer without limitation as to amount.
     “Person” means an individual, a corporation, a partnership, a trust, an unincorporated organization or a government organization or an agency or political subdivision thereof,
     “Securities” means any debt or equity securities of the Issuer, whether now or hereafter authorized, any instrument convertible into or exchangeable for Securities or a Security, and any option, warrant or other right to purchase or acquire any Security. “Security” means one of the Securities.
     “Securities Act” means the Securities Act of 1933, as amended, or any similar federal statute then in effect.
     “Subsidiary” means any corporation at least 50% of whose outstanding Voting Stock shall at the time be owned directly or indirectly by the Issuer or by one or more of its Subsidiaries, or by the Issuer and one or more of its Subsidiaries.
     “Voting Stock”, as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) having ordinary voting power for the election of a majority of the members of the Board (or other governing body) of such corporation, other than Capital Stock having such power only by reason of the happening of a contingency.
     “Warrants” means this Warrant and any other warrants of like tenor issued in substitution or exchange for any thereof pursuant to the provisions of Section 2(c) or 2(d) hereof or of any of such other Warrants.
     “Warrant Price” means the price per share of Common Stock specified in the first paragraph of this Warrant and such other prices as shall result from the adjustments specified in Section 5 hereof.

     “Warrant Share Number” means at any time the aggregate number of shares of Warrant Stock which may at such time be purchased upon exercise of this Warrant, after giving effect to all prior adjustments and increases to such number made or required to be made under the terms hereof.
     “Warrant Stock” means Common Stock issuable upon exercise of any Warrant or Warrants.
9. Information. As long as this Warrant is outstanding, the Issuer shall deliver to the Holder of this Warrant the documents and other information required under paragraphs (b) and (d) of Annex E to the Credit Agreement within the applicable time period specified therein and regardless of whether or not the Credit Agreement is then in effect.
10. Amendment and Waiver. Any term, covenant, agreement or condition in this Warrant may be amended, or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively), by a written instrument or written instruments executed by the Issuer and the Majority Holders; provided, however that no such amendment or waiver shall reduce the Warrant Share Number, increase the Warrant Price, shorten the period during which this Warrant may be exercised or modify any provision of this Section 10 without the consent of the Holder of this Warrant.
11. Governing Law. THIS WARRANT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LOCAL LAWS OF THE STATE OF NEW YORK.
12. Notice. All notices and other communications provided for hereunder shall be in writing and delivered by hand or sent by first class mail or sent by telecopy (with such telecopy to be confirmed promptly in writing sent by first class mail), and if to the Holder of this Warrant or of Warrant Stock issued pursuant hereto, addressed to such Holder at its last known address or telecopy number appearing on the books of the Issuer maintained for such purposes, and if to the Issuer, addressed to,
Corrections Corporation of America
10 Burton Hills Blvd.
Nashville, TN 37215
Attention: John D. Ferguson
Telecopy No.: (615) 263-3010
or to such other address or addresses or telecopy number or numbers as any such party may most recently have designated in writing to the other parties hereto by such notice. All such communications shall be deemed to have been given or made when so delivered by hand or sent by telecopy, or three business days after being so mailed.
13. Remedies. The Issuer stipulates that the remedies at law of the Holder of this Warrant in the event of any default or threatened default by the Issuer in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate and that, to the fullest extent permitted by law, such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.
14. Successors and Assigns. This Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors and assigns of the Issuer, the Holder hereof and (to the extent provided herein) the Holders of Warrant Stock issued pursuant hereto, and shall be enforceable by any such Holder or Holder of Warrant Stock.
15. Modification and Severability. If, in any action before any court or agency legally empowered to enforce any provision contained herein, any provision hereof is found to be unenforceable, then such provision shall be deemed modified to the extent necessary to make it enforceable by such court or agency. If any such provision is not enforceable as set forth in the preceding sentence, the unenforceability of such provision shall not affect the other provisions of this Warrant, but this Warrant shall be construed as if such unenforceable provision had never been contained herein.
16. Integration. This Warrant replaces all prior agreements, supersedes all prior negotiations and constitutes the entire agreement of the parties with respect to the transactions contemplated herein, References to the Credit Agreement herein shall, to the extent that the obligations thereunder have been repaid and such Credit Agreement has terminated, mean the Credit Agreement as in effect immediately prior to its termination.
17. Headings. The headings of the Sections of this Warrant are for convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

CORRECTIONS CORPORATION OF AMERICA

By:	/s/ John D. Ferguson
Name:	John D. Ferguson

Title: President

EXERCISE FORM
CORRECTIONS CORPORATION OF AMERICA
The undersigned, pursuant to the provisions of the within Warrant, hereby elects to purchase shares of Common Stock of Corrections Corporation of America covered by the within Warrant.

Dated:	Signature:

Address:

ASSIGNMENT
FOR VALUE RECEIVED, hereby sells, assigns and transfers unto the within Warrant and all rights evidenced thereby and does irrevocably constitute and appoint attorney, to transfer the said Warrant on the books of the within named corporation.

Dated:	Signature:

Address:

PARTIAL ASSIGNMENT
FOR VALUE RECEIVED, hereby sells, assigns and transfers unto the right to purchase shares of Warrant Stock evidenced by the within Warrant together with all rights therein, and does irrevocably constitute and appoint                                         , attorney, to transfer that part of the said Warrant on the books of the within named corporation.

Dated:	Signature:

Address:

FOR USE BY THE ISSUER ONLY:
This Warrant No. W-___ canceled (or transferred or exchanged) this ___ day of                     , 20___, shares of Common Stock issued therefor in the name of ___, Warrant No. W-___ issued for                        shares of Common Stock in the name of                                            .